EXHIBIT 99.1

                                 [RETALIX LOGO]

                                  NEWS RELEASE


Investor Relations Contact           Public Relations Contact - USA
Allan E. Jordan                      Kerry Vance
The Global Consulting Group          GolinHarris, New York
+1-646-284-9400                      +1-212-373-6000
ajordan@hfgcg.com                    kvance@golinharris.com


Public Relations Contact - International
Motti Gadish
Retalix Ltd.
+972-546-620-531
Motti.Gadish @retalix.com



     Laurus Selects Retalix for 400 "Super de Boer" Supermarkets in Holland

Ra'anana, Israel, June 27, 2006 -- Retalix Ltd. (Nasdaq: RTLX), a global provider of enterprise-wide software solutions to food retailers and distributors, announced today that Dutch food retailer Laurus has selected Retalix StoreLine as the in-store solution for its 400 supermarkets in Holland. This is the first contract Retalix wins with a Dutch tier-1 food retailer.

Laurus is one of the top five food retailers in Holland, operating 400 supermarkets under the brand of Super de Boer. With over 2,000 POS, Super de Boer accounts for approximately 8 percent of the Dutch food retail market.

Retalix StoreLine is an advanced in-store solution that addresses grocery industry requirements by offering hardware-independent world-class point-of-sale
(POS), back office and mobile functionality, ease of use, system robustness and the ability to process critical data in real time across multiple sales channels and formats.

Project work for Laurus started last year, with first pilot stores live since March 2006. The rollout of the Retalix solution across all stores is scheduled to be completed during 2007.

"Retalix StoreLine is a proven international solution with extensive support for customer loyalty and promotions. We were impressed with Retalix StoreLine's immediate `out of the box' match to our business requirements, reducing time and cost of deployment", said Peter Hanselman, ICT Director of Laurus. "Retalix StoreLine provides the flexibility to grow with our business and change as our business needs change".

"We are excited by the opportunity to work with Laurus, and further expand our presence in Benelux countries", said Barry Shaked, president and CEO of Retalix. "This is a further step in the implementation of our global strategy".

About Laurus

Laurus is one of the top five food retailers in Holland, operating 400 stores (company owned and franchise) with over 2,000 POS. The prime Laurus banner is Super de Boer and accounts for around eight percent of the Dutch food retail market. Forty-five percent of the share capital in Laurus is owned by Casino. Laurus on the web: www.laurus.nl

About Retalix

Retalix is a global provider of enterprise-wide software solutions to retailers and distributors. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

Retalix on the web: www.retalix.com

Retalix and Retalix StoreLine are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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